UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                              Sanderson Farms, Inc.
                                (Name of Issuer)

                   Common Stock, $1.00 par value per share
                         (Title of Class of Securities)

                                     800013
                                 (CUSIP Number)

                      Estate of Dewey R. Sanderson, Jr.
                           225 North Thirteenth Avenue
                            Laurel, Mississippi 39440
                                 (601) 649-1336
           (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)

                              September 2, 2000
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Setions 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box o.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 800013

1)    NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

            Estate of Dewey R. Sanderson, Jr.
            64-6219930

2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

            (a) o
            (b) o

3)    SEC USE ONLY


4)    SOURCE OF FUNDS (See Instructions)

            Not applicable.

5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)



6)    CITIZENSHIP OR PLACE OF ORGANIZATION

            Estate subject to the laws of the State of Mississippi


                        (7)   SOLE VOTING POWER
NUMBER OF SHARES
BENEFICIALLY                  3,268,482  shares  of  Common  Stock,  $1.00 par
                              value per share ("Common  Stock")
OWNED BY
EACH                    (8)   SHARED VOTING POWER
REPORTING
PERSON                        0 shares of Common Stock
WITH
                           (9) SOLE DISPOSITIVE POWER

                              3,268,482 shares of Common Stock

                          (10) SHARED DISPOSITIVE POWER

                              0 shares of Common Stock

11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            3,268,482 shares of Common Stock

12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

            o

13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            24.0%

14)   TYPE OF REPORTING PERSON (See Instructions)

                                  SCHEDULE 13D

Preliminary Statement

      The Reporting  Person files this Schedule 13D to report the  appointment
of  new  executors  of  the  Estate  of  Dewey  R.  Sanderson,   Jr.  and  the
developments set forth in Item 6.

ITEM 1.  Security and Issuer

      The class of equity securities to which this statement relates is the common stock, $1.00 par value per share (the "Common Stock"), of Sanderson Farms, Inc. a Mississippi corporation (the "Company"), whose principal executive offices are located at 225 N. 13th Street, Laurel, Mississippi 39440.

ITEM 2.  Identity and Background.

      (a) This statement is filed on behalf of the Estate of Dewey R. Sanderson, Jr. (the "Estate").

      (b)   The Estate's address is 225 North Thirteenth  Avenue,  Mississippi
            39440

      (c)   Not applicable.

      (d) During the last five years, the Estate has not been convicted in a criminal proceeding (excluding any traffic violations or similar misdemeanors).

      (e) During the last five years, the Estate has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, order, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f)   The Estate is subject to the laws of the State of Mississippi.

ITEM 3.  Source and Amount of Funds or Other Consideration.

      Not applicable.

ITEM 4.  Purpose of Transaction.

      On December 2, 1999, Dewey R. Sanderson, Jr. died. The 3,268,482 shares of Common Stock that Mr. Sanderson owned of record are now beneficially owned by the Estate. The executrix of the Estate initially was Mr. Sanderson's wife, but on August 16, 2000, she was replaced as executrix by two of the decendent's sons, Robert Buck Sanderson and Hugh V. Sanderson, who were qualified as co-executors of the Estate (the "Co-Executors").

      The Estate does not have any plans or proposals that relate to or would result in any of the following actions:

o the acquisition by any person of additional securities of the Company or the disposition of securities of the Company, other than the distribution of Common Stock of the Estate to the heirs and legatees of the decedent. These heirs and legatees are primarily the decedent's children, as the decedent's widow has disclaimed and renounced any and all interest in the Common Stock of the Estate bequeathed to her or to which she may otherwise be entitled under the Mississippi laws of descent and distribution;

o     an   extraordinary   corporate   transaction,    such   as   a   merger,
      reorganization or liquidation, involving the Company or any of its subsidiaries;

o a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

o any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any vacancies on the board;

o any material change in the present capitalization or dividend policy of the Company;

o any other material change in the Company's business or corporate structure;

o changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

o causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

o     causing a class of  securities  of the  Company to become  eligible  for
      termination  of  registration   pursuant  to   Section 12(g)(4)  of  the
      Exchange Act; or

o     any action similar to any of those enumerated above.

      Each of the Co-Executors is a director of the Company and, as such, participates in deliberations of the Board of Directors and Executive Committee that could involve actions such as the foregoing from time to time.

ITEM 5.  Interest in Securities of the Issuer.

      (a) The Estate is the beneficial owner of 3,268,482 shares of Common Stock, representing approximately 24.0% of the shares of Common Stock of the Company outstanding.

      (b) The Co-Executors of the Estate share the power to vote or to direct the vote and to dispose or to direct the disposition (including selling or encumbering the shares or distributing them to heirs and legatees) of the 3,268,482 shares of Common Stock beneficially owned by the Estate. Pursuant to Rule 13d-4 of the Exchange Act, each of the the Co-Executors disclaims the beneficial ownership of the 3,268,482 shares of Common Stock beneficially owned by the Estate.

      Robert Buck Sanderson is employed as Live Production Assistant of the Company and is a member of the Board of Directors of the Company. Hugh V. Sanderson is employed as the Corporate Sales Manager of the Company and is a member of the Board of Directors of the Company. The business address for each of them is 225 N. 13th Street, Laurel, Mississippi 39440. During the last five years, neither of them has been (a) convicted in a criminal proceeding (excluding any traffic violations and similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, order, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. They are both citizens of the United States.

      (c) During the past sixty days, the Estate has not effected any transactions involving the Common Stock of the Company, other than as described in Item 6.

      (d) To the knowledge of the Estate, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 3,268,482 shares of Common Stock beneficially owned by the Estate.

      (e)   Not applicable.

ITEM  6.  Contracts,   Arrangements,   Understandings  or  Relationships  With
Respect to Securities of the Issuer.

      Pursuant to a Pledge Agreement dated as of September 2, 2000 (the "Pledge Agreement") by and between Union Planters Bank, N.A. (the "Lender") and the Co-Executors of Estate, not individually but solely in their capacities as co-executors, the Estate pledged 1,703,364 of its shares of Common Stock to secure its obligations under the Credit Agreement dated as of September 2, 2000 (the "Credit Agreement") by and between the Lender and the Co-Executors, not individually but solely as co-executors. The Credit Agreement pertains to borrowings of $6,148,050, the proceeds of which were used primarily to pay estate taxes. Copies of the Credit Agreement and the Pledge Agreement are filed as exhibits to this Schedule 13D.

      Description of the contents of any document referred to in this Schedule 13D and filed as an exhibit hereto is necessarily not complete and, in each instance, reference is made to the document itself which is filed as an exhibit herewith.

ITEM 7.  Material to be Filed as Exhibits.

EXHIBIT 1 Credit Agreement dated as of September 2, 2000 among Robert Buck Sanderson and Hugh V. Sanderson, not individually but solely as co-executors of the Estate of Dewey R. Sanderson, Jr., deceased, and Union Planters Bank, N.A.

EXHIBIT 2 Pledge Agreement dated as of September 2, 2000 by and between Robert Buck Sanderson and Hugh V. Sanderson, not individually but solely as co-executors of the Estate of Dewey R. Sanderson, Jr., deceased, and Union Planters Bank, N.A.


SIGNATURE.

      After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

                                          ESTATE OF DEWEY R. SANDERSON, JR.


                                          By:/s/Robert Buck Sanderson
                                          Robert Buck Sanderson, Co-Executor


                                          By:/s/Hugh V. Sanderson
                                          Hugh V. Sanderson, Co-Executor

Dated: September 22, 2000